[Letterhead of Wachtell, Lipton, Rosen & Katz]

July 3, 2014

VIA FEDEX AND EDGAR

Mr. Jeffrey P. Riedler, Esq.

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Mallinckrodt plc

Registration Statement on Form S-4

Filed May 16, 2014

File No. 333-196054

Dear Mr. Riedler:

On behalf of our client, Mallinckrodt plc (the “Company”), we are providing the Company’s response to the first of the ten comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated July 1, 2014, with respect to the filing referenced above (the “Letter”). We understand that Questcor Pharmaceuticals, Inc. (“Questcor”) is providing answers to questions two through ten of your Letter under separate cover substantially concurrently with delivery of this letter.

For the Staff’s convenience, the text of the Staff’s first comment is set forth below in bold, followed by the Company’s response.

General

1.	We note you intend to incorporate by reference the Form 8-K containing additional disclosure to be filed by Questcor. Please confirm our understanding that you will also specifically reference the Form 8-K and its expanded risk factor disclosure on page 62 of your Form S-4 under the heading, “Risks Related to Questcor’s Business.”

Response: The Company confirms the Staff’s understanding that the amended Form S-4, under the heading “Risks Related to Questcor’s Business,” will specifically reference the Form 8-K and its expanded risk factor disclosure.

*        *        *

Mr. Jeffrey P. Riedler, Esq.

U.S. Securities and Exchange Commission

July 3, 2014

In the event that the Company requests acceleration of the effective date of the Registration Statement, the Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing, combined with the responses to comments two through seven set forth in Questcor’s letter to the Staff dated as of the date hereof, has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1378 or by email at bmroth@wlrk.com.

Sincerely,

/s/ Benjamin M. Roth

Benjamin M. Roth

Enclosures

Cc:	Peter G. Edwards, Esq., Senior Vice President and General Counsel, Mallinckrodt plc

Rajesh Asarpota, Chief Financial Officer, Questcor Pharmaceuticals, Inc.

Joel H. Trotter, Esq., Latham & Watkins LLP

R. Scott Shean, Esq., Latham & Watkins LLP

Adam O. Emmerich, Esq., Wachtell, Lipton, Rosen & Katz